Offering Statement for Flagship Fitness, Inc.

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

All non-Regulation CF securities-related activity on netcapital.com, including, but not limited to private placement offerings under Regulation D and A, are conducted by Livingston Securities, LLC ("Livingston"), a non-affiliate of Netcapital, and a registered broker-dealer, and member FINRA/SIPC, located at 626 RexCorp Plaza, 6th floor, West Tower, Uniondale, NY 11556. For inquiries related to non-Regulation CF securities activity, contact Livingston Securities:

Jeanne Rockman: jeanne@livingstonsecurities.com

Jonathan Mason: jonathan@livingstonsecurities.com

Netcapital, Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from

those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Flagship Fitness, Inc.

   13700 Valley View Rd.
   #259
   Eden Prairie, MN 55346

Eligibility

2. **The following are true for Flagship Fitness, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Michael Johnson

Mr. Johnson has over 40 years of business experience developing, managing and owning businesses nationally and internationally. He is currently the CFO of a public trading company responsible for financial reports, SEC filings, EDGAR filings, and year-end audits. Prior to this position, he has business experiences including owning and operating a national franchise nutrition and fitness

company in the health and wellness field. In the business finance field, he has been the CFO for private and public companies including check cashing store operations grossing over $200 million per year, compliance services for money wire centers, forensic accounting services, business tax preparations and representing clients before the Internal Revenue Service, heading up the payroll division of TLS, and was the CFO of the first Two-D barcode public trading company in the United States. He has a degree in Economics from Luther College and a Master's Degree from the University of Wisconsin. During the last three years, Michael Johnson has been working as the Chief Financial Officer for Advanced Credit Technologies, Inc (ACT). Currently, he is the Interim Chief Financial Officer for Flagship Fitness. 3-Year Work History: Advanced Credit Technologies (ACT), Chief Financial Officer, Begin (01/15) - Present Flagship Fitness, Interim Chief Financial Office, Begin (12/17) - Present

Paul Jilek

Mr. Jilek has over 15 years of marketing and interactive media experience, working with ad agencies, Retail and financial corporations, in his past. Currently, he is Managing the Marketing Technology & Operations department at Best Buy, Corporate. His illustrious other client list includes: Coca-Cola, Qwest, Children's Hospital Association (CHA), Edina Realty, Lifetime Fitness, Wooddale Tennis Center, United States Tennis Association - Northern, Honda, Dodge, Toyota, Gander Mountain, Ebert's & Gerbert's, 3M, DuPont, Seagate, Western Digital, Wells Fargo, General Mills, Honeywell, Hallmark, Wal-Mart, Marriott Hotel, Hampton Inn, Residence Inn, and Hyatt Place. With his strong background in marketing and promotional campaign development, he will serve as an invaluable member of the Flagship team. 3 Year Work History: Best Buy Corporation, Manager Of Marketing Technologies & Operations, Begin (09/13) - Present Flagship Fitness, Marketing Director, Begin (01/17) - Present

Adrian Haid

Mr. Haid has gained considerable experience in fitness club operations and administration over the past 25 years, having held a variety of high visibility managerial roles at large and reputable facilities. Prior responsibilities have included daily operations, administering hospitality controls, membership sales and marketing, equipment purchase and floor design. He has been responsible for multi-million dollar budgets and has been integral in his facilities generating as much as $5.2 million in annual revenues. During his tenure as an executive level professional in the health and wellness industry, Mr. Haid has developed a passion for bringing "next-generation" family and fitness center options to the public and is actively pursuing his dream. Adrian Haid is the founder and Interim Chief Executive Officer for Flagship Fitness. 3 Year Work History: Flagship Fitness, Inc., Interim Chief Executive Officer, Begin 05/14 - Present

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all

outstanding convertible securities converted.

Adrian Haid

Securities:	11,000,000
Class:	Common Stock
Voting Power:	73.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Flagship Fitness Inc., together with its subsidiaries, plan to design, build, and operate sports and athletic activities, professional fitness services, family recreational activities, and spa centers for organizations, communities, and individuals. The company plans to offer programs in various areas, such as group fitness, yoga, swimming, running, racquetball,pilates, martial arts, kids activities and camps, adult activities and leagues, youth club for ages 4 -12, cycling club, basketball, personal training, and weight loss and nutrition initiatives services, as well as "Flagship SPA" full service spa, and "eventually tennis and chiropractic services in future and bigger centers." Its plans also include the operation of Flagship Cafe that will provide organic, preservative, and cage-free healthy and all-natural food products, as well as nutritional products and supplements, third-party nutritional products, exercise accessories, and personal care products; We plan to create Flagship Clinic, which will offer chiropractic services for soft tissue and joint treatment; and Child Centers that provide on-site child centers for children from 3 months to 11 years of age (free to members up to 2 hours). The company also plans to produce athletic events, including running, cycling events from entry-level to ultra-endurance; and will offer health programs and assessments services. Flagship Fitness, Inc. shall be a privately held, comprehensive family wellness, health, and lifestyle company that will offer a personalized and scientific approach to long-term health and wellness through its first center and eventually portfolio of distinctive resort-like destinations, athletic events and health services. We anticipate that Flagship Fitness will be known as the "Family wellness and fitness resort Company," and will help members achieve their goals with the support of a team of dedicated professionals and an array of proprietary health assessments.

For additional information, please see attached *businessplan.pdf*

Flagship Fitness, Inc. currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from

registration.

7. **Material factors that make an investment in Flagship Fitness, Inc. speculative or risky:**
    1. The company is a startup from an operational status, but we plan to have a substantial real-estate asset that includes land, building and equipment valued at $16,000,000. However, we have a limited operating history and we are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the expenses, difficulties, complications, and delays frequently encountered in the competitive and regulatory environment in which we operate.
    2. The company plans to initiate an additional 5 units, upon the opening of the first unit. This expansion plan may or may not enhance the value of your investment even if it creates additional tangible assets that may lower the risk of an investment. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
    3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services, or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
    4. Investing in early-stage companies is very risky, highly speculative, even in a business like Flagship Fitness which will have substantial assets like land, building and equipment. Investment should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    5. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    6. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay debt and to support its operations. The Company does not intend in the foreseeable future to pay any dividends to holders of its securities.
    7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    8. We may conduct future offerings of our shares of common stock and pay debt obligations with our units which may diminish our investors' pro rata ownership and depress our unit price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.
    9. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.
    10. Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability.
    11. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure,

or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

12. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

13. The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

14. As a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

15. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

16. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

17. You cannot easily resell our common stock. There are restrictions on how you can resell the common stock for one year after the date on which you purchased them. More importantly, there is no market for our common stock, and there might never be one. It is unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for our common stock could be tied up for a long time.

18. Our business is 99% real estate and requires significant level of capital to finance the development and construction of the fitness facility (Flagship Fitness).

19. In order to finance each Flagship Fitness facility the company must provide at minimum 40% of total financing in equity, which will likely result in future issuance of the company's stock (common, preferred, warrants). The issuance of additional shares of our capital stock will dilute the equity ownership of the Netcapital investors.

20. The company's Bylaws can be amended by the shareholders of the company, and directors can be added or removed by shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. The ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, could significantly dilute your ownership.

21. Valuation and capitalization. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially start ups, is difficult to assess

and you risk overpaying for your investment. In addition, in the future, there may be additional classes of equity with rights that are superior to the class of equity being sold. We have authorized 100,000,000 shares of preferred stock and we have not yet determined any preferences available to preferred stock.

22. Our success and future growth depend on our ability to develop and retain members. We may not be able to obtain members and or loose all our members at once which will effect our ability to operate. This may adversely effect your investment.

23. For growth purposes we may conduct future offerings of our common stock and pay debt obligation with our common stock which may diminish your pro rata equity ownership and depress our stock prices.

24. The success of our business depends on our ability to attract and retain members, and we can not assure you that we will be successful in our marketing efforts or that the membership level at Flagship fitness will not materially decline. We plan to allow all of our members the ability to cancel their membership at any time upon one-month notice.

25. A decline in the public's interest in health and fitness might effect our ability to succeed which might affect your investment.

26. Our debt level may make us vulnerable in on economic downturn situation or changes is discretionary spending trends and general economic condition might effect our success and growth which might affect your investment.

27. We could be subject to claims related to health or safety risks, we can not assure that claims will not be asserted against us for injury or death, suffered by someone using our facility or services.

28. If we repurchase securities, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

29. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that, in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

30. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

31. Some stockholder protection is available under the Minnesota Statute regarding stock repurchases, the sale of company assets, and related party transactions. However, you should not rely on such protection when making an investment decision.

The Offering

Flagship Fitness, Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $1,700,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes

to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $1,070,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

The funds are being raised as a requirement of the city and banks, to pay for the soft-costs, such as operation costs and fees, that will not be paid for by the loan.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$83,300
Compensation for managers	$0	$100,000
Equipment	$0	$750,000
Architectural Design Fees	$0	$292,339
Pre-opening Marketing	$9,510	$124,361
Construction General Contractor Fees	$0	$350,000
Total Use of Proceeds	**$10,000**	**$1,700,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Flagship Fitness, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the

offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.64 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in

connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	121,200,000	15,000,000	Yes	
Preferred A Stock	100,000,000	0	No	The terms and preferences of preferred shares have not yet been determined.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by a shareholder vote. As a minority owner, you are subject to the decisions made by the majority owner. The issued and outstanding common stock gives one person voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company. The Company currently has no outstanding debt, and there are no warrants, options or other convertible instruments outstanding. Preferred stock has been authorized, however, none is issued and no preferences have been determined.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described

above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    All Netcapital equity investors will have the voting rights based on the number of shares that are owned by each stockholder (they will not have a seat on the board of directors). The minority stockholder's rights are covered under the Minnesota State Statutes 302A.751 that outlines the protection of minority stockholders regarding the following: Employment issues, Dividends, Accessing Corporate records, Corporate Governance and Squeeze-outs.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the Company or of the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. In the future, any negotiation with a related party may result in terms that are unfavorable to you. Also, related-party financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Flagship Fitness, Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Flagship Fitness, Incorporated [Flagship] is a startup family wellness and fitness facility. It does not have any financial history to date. All financial analysis done to this point has been performed by the management and has been reviewed by an independent CPA firm. Flagship currently has $5,000 cash in the bank. The founder has financed all the prior costs to date. Flagship management has obtained a verbal agreement from the City of Ramsey officials (Economic Development Department) and the City of Ramsey board has voted in favor of a $2.9 million financial subsidy for this project. This agreement is contingent upon Flagship securing $700,000.00 from investors, to be verified by the city officials. This investor capital will be held in an escrow account until such a time that the entire financing is finalized by the SBA 504 and Topline Credit Union (the financing entities). The investor's capital and city subsidy would lower the overall debt payment by the company which would increase the likeliness of success and profit. The equity raised will be spent toward the construction of the facility. The company has conducted a thorough market demand analysis and Flagship expects to obtain more than 5,000 memberships, with a break-even point with 3,400 memberships. The company operations plans to have three primary sources of revenue: Memberships, enrollment fees, and in-house revenue streams. The largest source of revenue is expected to be from monthly membership dues and enrollment fees paid by all members. Flagship plans to generate "in-center revenue" from personal training, nutritional coaching, educational seminars, group fitness training and other member activities, sales of products at our Flagship café (food, natural juices, natural healthy smoothies), sales of products and services offered at our Flagship SPA/Salon, available to members and non-members. The Flagship brand can be expanded into other wellness-related offerings, that can generate additional revenue, including nutritional products and media advertising. Revenue projections were determined by the study of the demographics, within a five-mile radius of the proposed facility in the City of Ramsey. The management team reviewed the census data of the population taking note of the age distribution, number of households in the area, average income of the households, commuting population from the transit stop for lite rail, access to highway 10 (a main highway), existing businesses, and workforce demographics. This information was integrated into the industrial averages determined by IHRSA, the fitness association business organization. Flagship also conducted a comprehensive marketing survey to determine the potential membership's interest for programs that are offered by a health and wellness facility for the general population in the area, which shows that 85% of the participants were interested in a family membership, which is the most expensive membership, providing higher profits. Leveraging the management team's knowledge from experience with previous public and private companies,

Flagship used this data in conjunction with the IHRSA averages of over 100 health club facilities to determine the projected number of memberships and customer acquisition costs.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

       CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the**

offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Flagship Fitness, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:
Certificate of Incorporation: | certificateofincorporation.pdf
Corporate Bylaws: | corporatebylaws.pdf

Opportunity:
Offering Page JPG: | offeringpage.jpg
Pitch Deck: | pitchdeck.pdf

Financials:
Additional Information: | otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: Flagshipfitness.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.